Exhibit 99.23

CONSENT OF ANTOINE CLOUTIER

March 31, 2025

VIA EDGAR

United States Securities and Exchange Commission

Re:	Nouveau Monde Graphite Inc. (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2024 (the “Form 40-F”)

I, Antoine Cloutier, hereby consent to the use of my name in connection with reference to my involvement in the preparation and review of the scientific or technical information contained in the Management’s Discussion and Analysis for the year ended December 31, 2024 being filed by Company with the United States Securities and Exchange Commission as part of the Company’s Form 40-F, including any amendment thereto.

/s/ Antoine Cloutier

Antoine Cloutier